Exhibit 99.2

News Release

For Immediate Release

WEST FRASER ANNOUNCES VOTING RESULTS OF THE ANNUAL SHAREHOLDERS MEETING

VANCOUVER, B.C., April 20, 2022 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General and Special Meeting held on Wednesday, April 20, 2022 in Quesnel, BC.

Voting Results for the Election of Directors

A total of 84,179,585 Common shares and Class B Common shares were voted at the meeting, representing 79.68% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes in Favour	Votes Withheld	% of Votes Withheld
Hank Ketcham	78,478,566	97.10	2,340,859	2.90
Reid E. Carter	79,297,284	98.12	1,522,141	1.88
Raymond Ferris	80,091,124	99.10	728,301	0.90
John N. Floren	79,998,381	98.98	821,044	1.02
Ellis Ketcham Johnson	80,616,788	99.75	202,637	0.25
Brian G. Kenning	79,275,043	98.09	1,544,382	1.91
Marian Lawson	80,393,123	99.47	426,302	0.53
Colleen McMorrow	80,563,237	99.68	256,187	0.32
Robert L. Phillips	72,707,706	89.96	8,111,719	10.04
Janice G. Rennie	76,064,521	94.12	4,754,904	5.88
Gillian D. Winckler	80,522,389	99.63	297,036	0.37

Voting Results for Other Matters

Shareholders approved the fixing the number of directors at eleven (11).

Shareholders approved the appointment of PricewaterhouseCoopers LLP as auditor of the Company.

The resolution on the amendment of corporate Articles as disclosed in the Company’s management information circular dated March 8, 2022 was also approved, with 99.37% of votes cast in favour.

The resolution on approval of the U.S. Employee Stock Purchase Plan as disclosed in the Company’s management information circular dated March 8, 2022 was also approved, with 99.79% of votes cast in favour.

The resolution on the Company’s approach to executive compensation (Say-on-Pay) as disclosed in the Company’s management information circular dated March 8, 2022 was also approved, with 94.62% of votes cast in favour.

Detailed voting results for the meeting are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com